UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2025

Mark Vorsatz
Chief Executive Officer
Andersen Group Inc.
333 Bush Street
Suite 1700
San Francisco, California 94104

Re: Andersen Group Inc.
Draft Registration Statement on Form S-1
Submitted April 25, 2025
CIK No. 0002065708

Dear Mark Vorsatz:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Controlled Company Status, page 13

1. We note your disclosure that you anticipate being a controlled company following the offering. Please revise here and wherever else you discuss your controlled company status to state, if true, that Andersen Aggregator will have the ability to determine all matters requiring stockholder approval including the election of directors, amendment of governing documents, and approval of major corporate transactions.

Risk Factors, page 22

2. Page F-10 indicates that Andersen Tax Holdings LLC (along with its 100% wholly-owned subsidiaries) is a registered investment advisor. Please ensure that any risks associated with Andersen Tax Holdings' status as an investment advisor are addressed.

Use of Proceeds, page 71

3. Please state the approximate amount of net proceeds intended to be used for each of the purposes discussed here.

Capitalization, page 74

4. Please exclude cash and cash equivalents from your total capitalization.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 86

5. We note your disclosure on page 103 that you "have experienced, and may continue to experience, higher than expected inflation, including escalating personnel costs and other costs and disruptions" and that you "may not be able to offset such higher costs through price increases." Please revise here to describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations. Also, please clarify whether inflation has had or is expected to have a material impact on your operations and results and, to the extent applicable, provide related risk factor disclosure.

Intellectual Property, page 121

6. You indicate here that your rights in your name and logo are material to your business. Please revise to disclose the durations of your trademarks in the “Andersen” name and the “Door” logo. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Note 12. Transactions with Related Parties, page F-30

7. The December 31, 2023 balance for member firm loans of $1,566 thousand does not agree with the January 1, 2024 balance of $6,507 thousand. Please consider modifying your presentation and clarify whether the allowance for credit losses in each column is cumulative or only the amount of credit losses recognized in each year.

General

8. We note your disclosure underscoring that "integrating generative AI into [y]our services will be required" and that you "expect to continue to make significant investments to build and support AI capabilities." In an appropriate section of the registration statement, please provide your definition of “artificial intelligence” in the context of your business. Additionally, please disclose whether you intend to develop proprietary technology, utilize open-source technology, or license the use of such technology and, to the extent applicable, enhance your disclosure to provide an update on the stage of any product development. To the extent you intend to license existing or future technologies or plan to utilize proprietary and/or open-source technology, please also consider revising the relevant risk disclosure to address any related risks.

9. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elena Vespoli